EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2003
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$44,789
Amortization of Debt Premium, Discount and Expense	724
Interest Component of Rentals	12
Total Fixed Charges	$45,525

EARNINGS:
Net Income	$97,029
Add:
Income Taxes Applicable to Utility Operating Income	57,550
Income Taxes Applicable to Non-Utility Operating Income	4,097
Income Taxes Applicable to Other Income (Expenses)-Net	(3,570)
Total Fixed Charges	45,525

Total Earnings	$200,631

Ratio of Earnings to Fixed Charges	4.4